Exhibit 99.1

Ciba Specialty Chemicals Inc.	Ciba Spezialitätenchemie AG	Ciba Spécialiteés Chimiques SA
Switzerland	Schweiz	Suisse

March 8, 2007
Basel, Switzerland

News Release
Ciba Specialty Chemicals Annual General
Meeting 2007

• Large majority decides for dividend of 3 CHF per share
• Utz-Helmuth Felcht elected new member of Board
• Strategic focus on core businesses; operational focus on growth, innovation and profitability

At the tenth Annual General Meeting of March 8, 2007, held in the Congress Center Basel (Switzerland), the shareholders of Ciba Specialty Chemicals Holding Inc. approved all the motions proposed by the Board of Directors. The 1,193 shareholders in attendance represented 16,340,552 of the votes, or 23.7 percent of the 69,064,617 registered shares.

The Annual General Meeting approved by a large majority the proposal by the Board of Directors for a dividend of CHF 3 per share. The shareholders also approved the discharge of the Board of Directors and the management from liability for their activities in 2006.

With a large majority, the Annual General Meeting elected Utz-Hellmuth Felcht to the Board as a new non-executive director for a period of three years. Felcht (60, German) is an independent business consultant with broad experience in the chemical industry, most recently as CEO of Degussa AG. In accord with the Board’s proposals, Erwin Heri and Uli Sigg were reelected as members of the Board for a period of four years.

Shareholders approved an amendment to the Articles of Association as well as the introduction of electronic voting at Annual General Meetings. The Annual General Meeting also confirmed Ernst & Young AG, Zurich, as Auditors and Group Auditors.

In addition, the company announced that it may now use the name “Ciba” without the addition of “Specialty Chemicals” due to a new agreement with Novartis. The name change will be implemented incrementally and will be concluded with the expected renaming of the holding company at the Annual General Meeting 2008.

Presidential address by Armin Meyer

In his address, Armin Meyer, Chairman of the Board and Chief Executive Officer of Ciba Specialty Chemicals, commented on the 2006 financial results as well as the company’s strategy.

“2006 was a year of transformation for Ciba Specialty Chemicals. We refined our strategic direction and, after divesting Textile Effects, strengthened our focus on the core businesses Plastic Additives, Coating Effects and Water & Paper Treatment. We also launched the Operational Agenda to increase our efficiency across the company and to accelerate our growth and innovation. And last but not least, we improved our sales as well as our underlying profitability.

We will exploit the sizeable potential of our core businesses Plastic Additives and Coating Effects through targeted investments in growth and innovation, whereas in Water & Paper Treatment we will concentrate on improving profitability. Our niche businesses have a clear growth focus. I am confident that we have an effective strategy in place and are implementing the right operational measures to get Ciba fully back on track.”

Brendan Cummins explains operational priorities

Brendan Cummins, Chief Operating Officer and CEO Designate of Ciba Specialty Chemicals, explained the company’s operational priorities.

“The focus of the Operational Agenda is to stay ahead through innovation, clever marketing and efficient processes. Managing R&D effectively is a key component. We also see considerable potential to improve profitable growth by leveraging our excellence in marketing and sales. At the same time, we are harmonizing our global business processes, optimizing our global production network with standardized processes and streamlining our global presence. Ciba is a strong company with a solid base, unique innovation and talented people. By tapping this potential, growing profitably and improving our efficiency, we will shape our future.”

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Ciba Specialty Chemicals (SWX: CIBN, NYSE: CSB) is a leading global company dedicated to producing high-value effects for its customers’ products. We strive to be the partner of choice for our customers, offering them innovative products and one-stop expert service. We create effects that improve the quality of life - adding performance, protection, color and strength to plastics, paper, automobiles, buildings, home and personal care products and much more. Ciba Specialty Chemicals is active in more than 120 countries around the world and is committed to be a leader in its chosen markets. In 2006, the Company’s continued operations generated sales of CHF 6.4 billion and invested CHF 270 million in R&D.

Virtual news kit: www.cibasc.com/media
• Press release
• Presidential address 2007 by Armin Meyer, Chairman of the Board and Chief Executive Oficer (pdf)
• Presentation by Brendan Cummins, Chief Operating Oficer (pdf)
• Curriculum vitae: Utz-Hellmuth Felcht (pdf)
• Photo: Ciba Specialty Chemicals

Financial calendar
• March 13, 2007: Dividend payment date
• May 3, 2007: First Quarter 2007 financial results
• August 16, 2007: Half Year 2007 financial results
• November 6, 2007: Nine Month 2007 financial results

For further information please contact:

Media:	Tel. +41 61 636 4444	Fax +41 61 636 3019

Investor Relations:	Tel. +41 61 636 5081	Fax +41 61 636 5111